Via Edgarlink and by Facsimile Delivery

June 6, 2007

Mr. William Choi

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

Washington, D.C.  20549

Re:          Cherokee Inc.

Form 10-K for the year ended February 3, 2007

Filed April 17, 2007

File No. 0-18640

Dear Mr. Choi:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated June 5, 2007 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

MD&A, page 18; Fiscal 2007 Compared to Fiscal 2006, page 24

1.  We have reviewed your response to our prior comment 1.  Please revise future filings to disclose that you often do not have the information necessary to determine the specific reasons for the period-to-period retail sales variances of Cherokee branded products.  Please include your proposed future disclosure with your response.

Answer:  Cherokee will revise future filings to disclose that it often does not have the information necessary to determine the specific reasons for the period-to-period retail sales variances of Cherokee branded products.

Our proposed future disclosure is as follows:

Pursuant to our typical arrangements with our licensees, we receive quarterly royalty statements and periodic retail sales information for Cherokee branded products and other product brands that we own or represent.  However, our licensees are generally not required to provide, and typically do not provide, information that would enable us to determine the specific reasons for period-to-period fluctuations in retail sales of our branded products by our licensees in the specific territories in which they operate.  Fluctuations in retail sales of Cherokee branded products or other product brands that we own or represent may be the result of a variety of factors, including, without limitation:  (i) changes in the number of product categories for which a licensee chooses to use our brands from period-to-period, which generally results in changes in the amount of inventory (utilizing our brands) available for sale from period-to-period; (ii) the number of geographical markets/territories or number of stores in which our licensees are currently selling Cherokee or our other branded products from period-to-period; or (iii) our licensees experiencing changes in retail sales levels as a result of a variety of factors, including fashion-related and general retail sales trends (See Risk Factors).

In addition, and per your request, we hereby acknowledge that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Russell J. Riopelle, CFO, at (818) 908-9868 ext 325 or by fax at (818) 908-9191.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Robert Margolis	/s/ Russell J. Riopelle
Robert Margolis	Russell J. Riopelle
Chief Executive Officer	Chief Financial Officer

cc:           Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)

Scott Stanton, Morrison & Foerster LLP

Howard Weitzman and Martin Hughes, Moss Adams LLP